FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act


I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

      [x]  Merger
      [ ]  Liquidation
      [ ]  Abandonment of Registration
           (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
      [ ]  Election of status as a Business Development Company
           (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: Heritage U.S. Government Income Fund

3.    Securities and Exchange Commission File No.: 811-07980

4.    Is this an initial Form N-8F or an  amendment  to a previously  filed Form
      N-8F?

      [x]   Initial Application     [  ]  Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

      880 Carillon Parkway
      St. Petersburg, Florida 33716

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:


      Francine J. Rosenberger, Esq.


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      Kirkpatrick & Lockhart LLP
      1800 Massachusetts Avenue, 2nd Floor
      Washington, D.C. 20036
      202/778-9000

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Heritage Asset Management, Inc.           State  Street  Bank and  Trust
                                                Company
      100 Carillon Parkway                      P.O. Box 1912
      St. Petersburg, Florida 33716             Boston, Massachusetts 02105
      (727) 573-3800                            (617) 985-8161

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

            [x]  Management   company;
            [ ]  Unit  investment  trust; or
            [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

            [ ]  Open-end          [x]   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

      The fund is organized as a Massachusetts business trust.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Heritage Asset Management, Inc.
      100 Carillon Parkway
      St. Petersburg, Florida 33716

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

      Raymond James & Associates, Inc.


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      880 Carillon Parkway
      St. Petersburg, Florida 33716

13.   Not applicable.

14.   Not applicable.

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]  Yes    [  ]  No

            If Yes, state the date on which the board vote took place: May 17, 1999.
            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]  Yes    [  ]  No

            If Yes,  state the date on which the  shareholder  vote took  place:
            September 27, 1999.
            If No, explain:


II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [x]  Yes    [  ]  No

      (a) If Yes,  list the date(s) on which the fund made those  distributions:
      October 15, 1999.

      (b) Were the distributions made on the basis of net assets?

            [x]  Yes    [  ]  No

      (c) Were the distributions made PRO RATA based on share ownership?

            [x]  Yes    [  ]  No

      (d) Not applicable.


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      (e) Not applicable.

17.   CLOSED-END FUNDS ONLY: Has the fund issued senior securities?

            [  ]  Yes   [x]  No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [x]  Yes    [  ]  No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed? (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [  ]  Yes   [x]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

            [  ] Yes    [x] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
      (b) Why has the fund  retained the remaining assets?
      (c) Will the remaining assets be invested in securities?

            [  ] Yes          [  ] No

21.   Does  the  fund  have  any  outstanding   debts  (other  than  face-amount
      certificates if the fund is a face-amount certificate company) or any other liabilities?


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            [  ] Yes          [x] No

      If Yes,

      (a) Describe the type and amount of each debt or other liability:
      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

            (i)   Legal expenses:                                    $45,000
            (ii)  Accounting expenses:                               $10,500
            (iii) Other expenses (list and identify separately):
                  Proxy  Printing and Mailing                         $6,000
            (iv)  Total expenses (sum of lines (i)-(iii) above):
                                                                     $61,500

      (b) How were those expenses allocated?

          INVESTMENT ADVISOR INCURRED EXPENSES.

      (c) Who paid those expenses?

          HERITAGE ASSET MANAGEMENT, INC. (INVESTMENT ADVISOR)

      (d) How did the fund pay for unamortized expenses (if any)?

          THEY WERE CHARGED OFF TO THE INVESTMENT ADVISOR.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [  ] Yes          [x] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

            [  ] Yes          [x] No

      If Yes,  describe  the  nature of any  litigation  or  proceeding  and the


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      position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [  ] Yes          [x] No

      If Yes, describe the nature and extent of those activities:


VI.   MERGERS ONLY

26.   (a)  State  the  name  of the  fund  surviving  the  Merger:  Intermediate
           Government Fund, a series of Heritage Income Trust.

      (b)  State  the  Investment   Company  Act  file  number  of  the  fund
           surviving the Merger:  File No. 811-5853.

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: File No. 333-80997, Form N-14, filed on June 18, 1999; Form N-14/A, filed on July 15, 1999; Form 497, filed on July 29, 1999.

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Heritage U.S. Government Income Fund (ii) he is the President of Heritage U.S. Government Income Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                    /s/ Stephen G. Hill
                                    ------------------------------------
                                    Stephen G. Hill
                                    President
                                    Heritage U.S. Government Income Fund